JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

September 19, 2018

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I – File No.– Post-Effective Amendment (“PEA”) No. 558

Dear Ms. White:

This letter is in response to the comments you provided on the registration statement for JPMorgan Trust I (PEA No. 558) (the “Trust”), filed on July 27, 2018, with respect to the JPMorgan Inflation Managed Bond Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933, as amended, scheduled to become effective on or about October 1, 2018. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

Risk/Return Summary

1.	Comment: Please disclose whether the Fund has any parameters with respect to average weighted maturity or duration.

Response: The Fund does not have specific duration or average weighted maturity limitations.

2.

Comment: Please advise whether the Fund will invest in below investment grade mortgage-backed and mortgage-related securities as part of the Fund’s principal investment strategy and, if so, please revise the “The Fund’s Main Investment Risks” section to include liquidity risk.

Response: The “What are the Fund’s main investment strategies” section currently states that the Fund may invest in mortgage-backed and mortgage-related securities as part of its main investment strategy. Additionally, the disclosure further provides that the “Fund may invest up to 10% of the Fund’s total assets in securities that, at the time of purchase, are rated below investment grade….” The risks associated with these investments, including liquidity risk, are already disclosed in the “High Yield Securities Risk” and “Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk” factors under “The Fund’s Main Investment Risks.” As a result, we do not believe that additional disclosure should be provided at this time.

3.	Comment: Please advise how the Fund will value derivatives for purposes of its policy to invest 80% of its Assets in bonds.

Response: Derivatives are not included in the numerator for purposes of the Fund’s policy to invest at least 80% of its Assets in bonds.

4.	Comment: Please disclose in plain English what a credit default swap is and how the Fund will use credit default swaps as part of its principal strategy.

Response: The fourth paragraph in the “Risk/Return Summary – What are the Fund’s main investment strategies?” section will be revised per the below to provide additional information concerning Credit Default Swaps:

The Fund uses derivatives as a principal strategy. Derivatives are instruments that have a value based on another instrument, exchange rate or index. The Fund uses CPI-U swaps for inflation hedging purposes. In addition to CPI-U swaps, the Fund has flexibility to use swaps (including credit default swaps) and futures for hedging purposes, to increase income and gain to the Fund, and as part of its risk management process by establishing or adjusting exposure to particular securities or markets and/or to manage cash flows. The Fund may use swaps structured as credit default swaps to gain or hedge exposure to high yield securities or indexes of high yield securities. ~~be both a buyer and seller of credit default swaps that are related to individual high yield securities or indexes of high yield securities.~~

In addition, the disclosure in the “More About the Fund” section will be revised to include the following:

The Fund may use swaps structured as credit default swaps related to individual high yield securities or indexes of high yield securities. A credit default swap is an agreement between two parties where the buyer of protection (buyer) pays the seller of protection (seller) a fixed periodic coupon for the specified life of the agreement. The seller makes no payment to the buyer unless a predetermined credit event occurs. The Fund may gain (sell protection) or reduce (buy protection) exposure to high yield securities or indexes of high yield securities using credit default swaps.

5.	Comment: Given the Fund’s investment strategy, please confirm that “Geographic Focus Risk” is appropriate as a main risk of investing in the Fund.

Response: We confirm that “Geographic Focus Risk” is appropriate as a main risk of investing in the Fund. The Fund is not required to diversify its investments geographically and may focus its investments in one or more regions or small groups of countries.

6.

Comment: In the “Risk/Return Summary” section, the disclosure is missing under the “Payments to Broker-Dealers and Other Financial Intermediaries” heading. Please add the disclosure as required by Item 8 of Form N-1A.

Response: The disclosure required by Item 8 of Form N-1A was inadvertently included under the additional heading “ADDITIONAL HISTORICAL PERFORMANCE INFORMATION,” which immediately follows the “Payments to Broker-Dealers and Other Financial Intermediaries” heading. The “ADDITIONAL HISTORICAL PERFORMANCE INFORMATION” heading will be deleted in the Fund’s 485(b) filing.

More About the Funds

7.	Comment: The prospectuses contains multiple references to “Funds” even though it only applies to the Fund. Please advise or revise.

Response: The prospectuses will be revised to reflect to remove references to multiple funds.

8.

Comment: The “Additional Information about the Fund’s Investment Strategies – Average Weighted Maturity” section of each prospectus indicates that “a ‘bond’ is a debt issuance with a maturity of 90 days or more at the time of its issuance.” Please include disclosure in the “Risk/Return Summary” section of each prospectus if the reference to 90 days reflects the Fund’s duration or average weighted maturity strategy.

Response: The reference to 90 days was for the purpose of providing information as to how the Fund determines if a debt issuance is a “bond” for purposes of the Fund’s 80% policy and is not a reference to a specific duration or average weighted maturity strategy. Therefore, we believe the existing disclosure is appropriate.

9.	Comment: In the “Main Risks – Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk” section of each prospectus, please define “SPV” before or concurrently with using the term.

Response: The disclosure will be revised accordingly.

Investing with J.P. Morgan Funds

10.

Comment: The “Investing with J.P. Morgan Funds – Distributions and Taxes” section references the “Fund’s investment in REIT securities.” If the Fund invests in real estate investment trusts (“REITs”) as part of its principal investment strategy, please add appropriate disclosure to the “Risk/Return Summary” section of each prospectus.

Response: While the Fund may invest in REITs, it is not a principal investment strategy of the Fund. Therefore, we believe the existing disclosure is appropriate.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call me at (614)-213-4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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